UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________________________________
SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*
_______________________________________

Liberty Oilfield Services Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

53115L 104
(CUSIP Number)

Dianna Rosser Aprile
c/o Riverstone Holdings, LLC
712 Fifth Avenue, 36th Floor
New York, New York 10019
(212) 993-0076
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with a copy to)

Jeffrey S. Hochman
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

July 23, 2019
(Date of Event Which Requires Filing of Statement on Schedule 13D)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53115L 104	Schedule 13D	Page 2 of 8 Pages

1.	Name of Reporting Person Riverstone/Carlyle Energy Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,804,996*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,804,996*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,804,996*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.4.0%**
14.	Type of Reporting Person (See Instructions) PN

* Represents 14,583,467 Common A Shares and 25,221,529 Common B Shares.
** Based on an aggregate of 75,144,104 Common A Shares and 37,379,889 Common B Shares outstanding as of July 31, 2019.

CUSIP No. 53115L 104	Schedule 13D	Page 3 of 8 Pages

1.	Name of Reporting Person R/C Energy IV Direct Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,997,123*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,997,123*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,997,123*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.7%**
14.	Type of Reporting Person (See Instructions) PN

* Represents 11,997,123 Common A Shares.
** Based on an aggregate of 75,144,104 Common A Shares and 37,379,889 Common B Shares outstanding as of July 31, 2019.

CUSIP No. 53115L 104	Schedule 13D	Page 4 of 8 Pages

1.	Name of Reporting Person R/C IV Liberty Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,807,873*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,807,873*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,807,873*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.7%**
14.	Type of Reporting Person (See Instructions) PN

* Represents 2,586,344 Common A Shares and 25,221,529 Common B Shares.
** Based on an aggregate of 75,144,104 Common A Shares and 37,379,889 Common B Shares outstanding as of July 31, 2019.

CUSIP No. 53115L 104	Schedule 13D	Page 5 of 8 Pages

1.	Name of Reporting Person R/C Energy GP IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,804,996*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,804,996*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,804,996*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.4%**
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

    * Represents 14,583,467 Common A Shares and 25,221,529 Common B Shares.
** Based on an aggregate of 75,144,104 Common A Shares and 37,379,889 Common B Shares outstanding as of July 31, 2019.

CUSIP No. 53115L 104	Schedule 13D	Page 6 of 8 Pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 26, 2018, as amended by Amendment No. 1 to Schedule 13D/A, filed on September 14, 2018, as amended by Amendment No. 2 to Schedule 13D/A, filed on July 11, 2019 (the “Current Schedule 13D”), relating to the Class A common stock, par value $0.01 per share (the “Common A Shares”), of Liberty Oilfield Services Inc. (the “Issuer”). The Common A Shares and Class B common stock, par value $0.01 per share, of the Issuer (the “Common B Shares” and, together with the Common A Shares, the “Common Shares”) are treated as a single class for purposes of this Schedule 13D because they vote together as a single class. Capitalized terms used herein without definition shall have the meaning set forth in the Current Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Current Schedule 13D is hereby amended and supplemented as follows:
On July 23, 2019, the Issuer,  R/C Energy IV Direct Partnership, L.P. and R/C IV Liberty Holdings, L.P. (together, “Riverstone”) entered into an additional Stockholders Agreement (the “Additional Agreement”). Pursuant to the Additional Agreement, the Issuer agreed to use reasonable best efforts to cause the board of directors of the Issuer (the “Board”) to, in the case where Riverstone and its affiliates beneficially own (as such term is defined under Rule 13(d)-3 promulgated under the Securities Exchange Act of 1934, as amended) at least 10% of the outstanding Common A Shares, and the Board is comprised of five or more directors that are not Riverstone nominees, elect one additional nominee designated by Riverstone to serve on the Board. Four directors appointed by Riverstone currently serve on the Board pursuant to the terms of that certain Stockholders Agreement, dated January 17, 2018, by and among the Issuer, Riverstone and the other parties thereto (the “Original Agreement”). The Additional Agreement does not limit or replace the rights of Riverstone under the Original Agreement.

CUSIP No. 53115L 104	Schedule 13D	Page 7 of 8 Pages

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS
Item 7 of the Current Schedule 13D is amended and supplemented by adding the following exhibit:

7.10	Stockholders Agreement (incorporated by reference to Exhibit 4.1 to Liberty Oilfield Services Inc.’s Form 8-K, filed with the Securities and Exchange Commission on July 23, 2019).

CUSIP No. 53115L 104	Schedule 13D	Page 8 of 8 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.
Dated as of October 2, 2019

RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P.

By: R/C Energy GP IV, LLC, its general partner

By: /s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

R/C ENERGY IV DIRECT PARTNERSHIP, L.P.

By: Riverstone/Carlyle Energy Partners IV, L.P., its general partner

By: R/C Energy GP IV, LLC, its general partner

By: /s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

R/C IV LIBERETY HOLDINGS, L.P.

By: Riverstone/Carlyle Energy Partners IV, L.P., its general partner

By: R/C Energy GP IV, LLC, its general partner

By: /s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

R/C ENERGY GP IV, LLC

By: /s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director